Mail Stop 6010							June 19, 2006

Harold Schaffrick
President
Novori, Inc.
Suite 204B
9648-128th Street
Surrey, British Columbia Canada V3T 2X9

Re:	Novori, Inc
	SB-2/A filed June 6, 2006
	File No. 333-130344

 Dear Mr. Schaffrick:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Liquidity and Capital Resources, page 34

1. We note that you disclose that you will draw down the balance of your note during the next three months, however this is inconsistent with your disclosure that states that you have borrowed the entire amount of the $80,000 convertible note and do not have a remaining available balance. Please revise your disclosure to eliminate this inconsistency.

Report of Independent Registered Public Accounting Firm, page F-1

2. In accordance with Section 210.2-02(a)(2) of Regulation S-X, please revise your auditors` report to include the signature of your auditors. The SB-2/A that was filed in EDGAR did not include the signature of your auditors.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Dana Hartz at (202) 551-3648 or Joseph Roesler, at (202) 551-3628 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Penny Green
   	Bacchus Law Group
   	1511 West 40th Avenue
   	Vancouver, British Columbia V6M 1V7
   	F: 604-408-5177